UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 21, 2011.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: January 21, 2011

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES CASH DISTRIBUTION

ATHENS, Greece, January 21, 2011 -- Capital Product Partners L.P. (Nasdaq:CPLP) today announced that its board of directors has declared a cash distribution of $0.2325 per unit for the fourth quarter of 2010, ended December 31, 2010.

The fourth quarter cash distribution is in line with management’s revised annual distribution guidance of $0.93 per unit announced in June 2010 and will be paid on February 15, 2011 to unit holders of record on February 4, 2011.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 21 modern vessels, comprising 18 MR tankers, two small product tankers and one Suezmax crude oil tanker. Most of its vessels are under medium to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petroleo Brasileiro S.A., Arrendadora Ocean Mexicana S.A. de C.V. and Capital Maritime & Trading Corp. For more information about the Partnership and to access or request a copy of its Annual Report, please visit the website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

For further information please contact:

CAPITAL GP L.L.C.:

Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

INVESTOR RELATIONS/MEDIA:

Capital Link, Inc.,
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel:  (212) 661-7566
Fax: (212) 661-7526
E-mail: cplp@capitallink.com
www.capitallink.com
Contact: Nicolas Bornozis, President